UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

 Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

February 28, 2019

We hereby inform as a Relevant Information Communication in accordance with the indicated in article 28 of the Securities Market Law, Single Revised Text approved by Supreme Decree No. 093-2002-EF and the Regulation of Relevant Information Communication and Reserved Information, approved by Resolution SMV No. 005- 2014-SM/01 the following:

The Board of Directors of Graña y Montero S.A.A. (the "Company"), as of the date hereof, has unanimously adopted the following:

1. Convene a General Shareholders Meeting to be held on first call, on March 27, 2019 at 10:30 am, on second call, on April 1, 2019 at 10:30 am, and on third call, on April 5, 2019, at 10:30 am, in all cases, in Petit Thouars Avenue No. 4957, Miraflores, Lima, to discuss the following agenda:

a.	Information on the status of the capital increase process through Subscription Rounds and Private Placement contributions approved at the General Shareholders' Meeting dated November 6, 2018.

b.
Approval of issuance and private placement of bonds convertible into shares to investors pursuant to articles 315° to 317° of the Peruvian General Corporate Law and articles 95° and the following of the Securities Market Law and Subscription of Preemptive Rights and delegation of powers to Board of Directors and/or management to set terms and conditions of the issue and of the Preemptive Rights Subscription.

c.	Granting of powers to formalize agreements.

2. Accept the recommendation of the management of the Company and, in accordance with the interests of the Company, approve the acceptance of the Offer Letter sent by Inteligo Bank, Interseguro Compañia de Seguros S.A. and NWI Management LP for the subscription of subordinated bonds convertible into shares to be issued by the Company for an amount of up to US $ 65,000,000, which will be attached to the motions to call for General Shareholders Meeting according to section 1 above, and to recommend the approval of the issue to the General Shareholders' Meeting, honoring the Subscription of Preemptive Rights of the shareholders of the Company.

3. Inform that the bonds convertible into shares and the Subscription of Preemptive Rights that are issued to subscribe those bonds, as well as the bonds that are issued from the exercise of the Subscription of Preemptive Rights, have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or under the securities laws of any State or other jurisdiction outside of Peru.

In this sense, such Subscription of Preemptive Rights will only be made available to investors in Peru based on the provisions of the applicable Peruvian Legislation (Peruvian General Corporate Law, Law No. 26887, and the Securities Market Law, single text approved by Supreme Decree No. 093-2002-EF), and may not be offered, sold, resold, transferred, delivered or distributed, directly or indirectly, in, into or within the United States under applicable U.S. securities laws or other jurisdictions where prohibited. Likewise, the shares that are issued may not be offered, sold or subscribed, directly or indirectly, except in a transaction that is exempt from, or not subject to, the registration requirements of the Securities Act.

This communication is not an offer to sell or a solicitation of an offer to buy any securities in the United States or to U.S. persons.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: February 28, 2019